United States securities and exchange commission logo





                             April 26, 2022

       Charles J. Follini
       Chief Executive Officer
       NOYACK Logistics Income REIT II, Inc.
       33 Flying Point Road
       Southampton, NY 11968

                                                        Re: NOYACK Logistics
Income REIT II, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Response dated
April 20, 2022
                                                            File No. 024-11850

       Dear Mr. Follini:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 15, 2022 letter.

       Offering Statement on Form 1-A, Response dated April 20, 2022

       General

   1. We note your response to comment 1 and we reissue it. We note that this offering includes a minimum
offering feature with subsequent quarterly closings and that the company may reject
subscriptions for any reason. As it appears you will process subscription requests
on a quarterly basis and can reject a subscription for any reason, please provide us your
additional analysis as to whether your offering should be
                                                        considered to be a
delayed offering and not a continuous offering within the meaning of
                                                        Rule 251(d)(3)(i)(F) of
Regulation A.
 Charles J. Follini
FirstName
NOYACK LastNameCharles       J. Follini
            Logistics Income REIT  II, Inc.
Comapany
April       NameNOYACK Logistics Income REIT II, Inc.
       26, 2022
April 226, 2022 Page 2
Page
FirstName LastName
        Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357
with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:      Kenneth L. Betts